UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No.19, Wanghai Road, Siming District

Xiamen, Fujian, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Meiwu Technology Company Limited (the “Company”) held an extraordinary meeting of shareholders (“EGM”) at 10:00 a.m. ET on September 14, 2026, at Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen, Fujian, People’s Republic of China. Shareholders of ordinary shares of the Company voted by proxy or at the meeting. There were 22,523,926 votes casted, representing 85.54% of the 26,330,471 ordinary shares issued and outstanding as of the record date of the EGM, August 10, 2026. Therefore, the quorum of a simple majority of the shares outstanding and entitled to vote at the meeting as of the record date was presented. The final voting results for each matter submitted to a vote of shareholders at the EGM are as follows:

1.	That the Company re-designate and re-classify its authorized share capital as follows (the “Share Capital Reclassification”):

(a)	each ordinary share with no par value (the “Ordinary Shares”) in issue, be re-designated and re-classified into one Class A ordinary share without par value (the “Class A Ordinary Shares”);

(b)	the unlimited but unissued ordinary shares with no par value be cancelled in their entirety and, in substitution therefor, the Company’s authorized share capital consist of an unlimited number of Class A Ordinary Shares without par value and an unlimited number of Class B ordinary shares without par value (the “Class B Ordinary Shares”);

Such that the Company’s authorized share capital be re-designated and re-classified from unlimited ordinary shares of no par value each of a single class to an unlimited number of Class A Ordinary Shares without par value and an unlimited number of Class B Ordinary Shares without par value.

For	Against	Abstain
22,510,029	10,915	2,982

Accordingly, the Share Capital Reclassification was approved.

2.	That that subject to and immediately following the Share Capital Reclassification being effected and confirmations from each director of the Company that they are satisfied that the value of the Company’s assets exceeds its liabilities and that Company will be able to pay its debts as and when they fall due in the ordinary course of business immediately following the Class A Ordinary Share Repurchases:

(a)	the Company repurchases 135,000 Class A Ordinary Shares from Mr. Changbin Xia, and 73 Class A Ordinary Shares from Union International Company Limited (collectively, the “Class A Ordinary Share Repurchases”);

(b)	upon receipt of an application from Mr. Changbin Xia, for the issuance of 135,000 corresponding Class B Ordinary Shares, and an application from Union International Company Limited for the issuance of 73 corresponding Class B Ordinary Shares (collectively, the “Class B Ordinary Share Applications”), and subject to the Share Capital Reclassification being effected, the Company issue such number of Class B Ordinary Shares in accordance with the terms of the Class B Ordinary Share Applications and, when allotted, issued and paid for in accordance with the terms of the Class B Ordinary Share Applications, will be validly issued, fully paid and non-assessable

For	Against	Abstain
22,509,929	10,624	3,373

Accordingly, the Class A Ordinary Share Repurchases and the Class B Ordinary Share Applications were approved.

3.	That subject to and immediately following the Share Capital Reclassification, the Company adopt an amended and restated memorandum and articles of association (the “M&AA”) in the form annexed hereto as Annex A, in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company (the “Current M&AA”) to reflect the Share Capital Reclassification, the terms of the Class A Ordinary Shares and Class B Ordinary Shares, including without limitation, the voting right of each Class B Ordinary Share conferring the right to 150 votes each per Class B Ordinary Share held by such shareholder, and the Change in Quorum (as defined in the notice for the EGM).

For	Against	Abstain
22,510,047	10,866	3,013

Accordingly, the adoption of the M&AA was approved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2026

Meiwu Technology Company Limited

By:	/s/ Changbin Xia
Name:	Changbin Xia
Title:	Chairman of the Board

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